Splits

Effective after the close of business on April 14, 2000, the OTC Fund, Investor and Advisor Class shares, underwent a 3-for-1 split. The effect of this transaction was to increase the number of outstanding shares in this Fund by three, while dividing the net asset value per share by three. The net asset value per share prior to the split was $70.95 in the Investor Class and $70.41 in the Advisor Class; after the split, the net asset values per share were $23.65 and $23.47, respectively.

Effective after the close of business on April 14, 2000, the Arktos Fund, Investor Class shares, underwent a 1-for-5 reverse split. The effect of this transaction was to divide the number of outstanding shares in this Fund by five, while multiplying the net asset value per share by five. The net asset value per share prior to the reverse split was $4.65; after the reverse split, the net asset value per share was $23.25.

Effective after the close of business on April 14, 2000, the Precious Metals Fund, Investor Class shares, underwent a 1-for-5 reverse split. The effect of this transaction was to divide the number of outstanding shares in this Fund by five, while multiplying the net asset value per share by five. The net asset value per share prior to the reverse split was $3.88; after the reverse split, the net asset value per share was $19.40.